Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross completes acquisition of high-quality development project

(This news release contains forward-looking information about expected future events and performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario – January 16, 2020 – Kinross Gold Corporation (TSX:K; NYSE: KGC) (“Kinross”) is pleased to announce that it has completed its previously disclosed acquisition of Chulbatkan, a high-quality, heap leach development project in Russia, from N-Mining Limited (“N-Mining”) for total fixed consideration of $283 million.

The Company has now commenced a comprehensive exploration drilling program at Chulbatkan with the view to updating the current resource base at year-end 2020. Kinross expects to spend approximately $10 million on initial exploration drilling at Chultbatkan during the year. The Company is also planning to convert estimated mineral resources to estimated mineral reserves, complete pre-feasibility and feasibility studies for the project within approximately three years, and is targeting a subsequent two-year construction period.

On October 18, 2019, the Company received a timely anti-monopoly approval on the acquisition from the Russian regulators. All other conditions precedent regarding the acquisition have been satisfied.

Chulbatkan is a relatively high-grade, open-pit, heap leachable project and is expected to have significant upside potential. The Chulbatkan deposit is near surface with highly continuous mineralization and is open along strike and at depth with potential for additional high-grade structures. Based on substantial due diligence work and internal analysis, Kinross currently estimates approximately 3.9 million gold ounces in indicated mineral resources and 80,000 gold ounces in estimated inferred mineral resources for the project.[1] The footprint of the current Chulbatkan resource represents less than 1% of the total 120 sq. km license area, which hosts multiple, untested high-quality targets.

In accordance with the acquisition agreement, the first installment of $141.5 million, plus $3.1 million of ordinary course working capital adjustments, representing approximately 50% of the $283 million purchase price, were paid. The agreement was amended to permit the first installment to be paid all in cash, which has minimized share dilution and leveraged the Company’s strong liquidity profile. The amendment also provides that 60%, and at Kinross’ sole discretion up to 100%, of the second and final installment of $141.5 million, due on the first anniversary of closing, may be paid in Kinross shares.

Chulbatkan is located in the Khabarovsk region of Far East Russia, approximately the same distance from the Company’s regional office in Magadan as its existing Kupol and Dvoinoye operations. The acquisition is expected to build on Kinross’ extensive operational and development experience and successful 25-year track record in Russia.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross’ focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

1 Mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards -- For Mineral Resources and Mineral Reserves" incorporated by reference into National Instrument 43-101 "Standards of Disclosure for Mineral Projects". Mineral resource estimate is based on an internal block model and assumed a constrained pit using a $1,400 per ounce gold price and cut-off grade of 0.35 g/t.

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release, unless otherwise stated. The words “assumed”, “estimate”, “expects”, “exploration”, “feasibility”, “potential”, “pre-feasibility”, “target”, “upside”, or “view” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to: (i) the accuracy and reliability of the mineral resource estimates of the project and the Company’s analysis thereof being consistent with expectations (including but not limited to tonnage and grade estimates) and the benefits to Kinross from the project and any upside from the project; (ii) the completion, timing and results, of the planned exploration program and corresponding pre-feasibility or feasibility studies being consistent with expectations; (iii) the Company’s economic model, execution risk analysis, and preliminary mine plan; (iv) projected production, all-in sustaining costs, capital expenditure and stripping estimates for the project; (v) the continued availability of regional tax incentives; (vi) the successful development of the Chulbatkan project on the timelines anticipated, or at all; (vii) impacts of the transaction on shareholder dilution and liquidity; (viii), share price volatility; and (ix) fluctuations in the spot and forward price of gold, silver, or certain other commodities (such as, diesel fuel, natural gas, and electricity). In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2018 and the Annual Information Form dated March 29, 2019. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law. The technical information about the Company’s mineral properties in this presentation has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

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